UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Petrobras Argentina S.A.

(Name of Subject Company (Issuer))

Pampa Energía S.A.

EMES ENERGÍA ARGENTINA LLC

GRUPO MTRES S.A.

Marcelo Mindlin

DamiÁn Mindlin

Gustavo Mariani

Ricardo Torres

(Name of Filing Person (Offeror))

Pampa Energy Inc.

(Translation of Filing Person’s Name into English)

Class B Shares held by U.S. Persons, par value 1.00 Argentine peso per share, and
American Depositary Shares, each American Depositary Share representing 10 Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN: ARHOLD010025)
American Depositary Shares (CUSIP: 71646J109)

(CUSIP Number of Class of Securities)

Diego Martín Salaverri c/o Pampa Energía S.A. Maipú 1 C1084ABA, City of Buenos Aires Argentina +54-11-4344-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Juan G. Giráldez, Esq. Adam J. Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE
Transaction Valuation(1) U.S.$144,529,139.33	Amount of Filing Fee(2) U.S.$14,554.08

(1)     Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Value is equal to the product of (i) U.S.$6.24, the average of the high and low sale prices per American Depositary Share, each representing 10 Petrobras Argentina S.A. (“Petrobras Argentina”) Class B Shares, as reported on the New York Stock Exchange on August 8, 2016, divided by 10, and (ii) 231,802,950, the number of Petrobras Argentina Class B Shares held by U.S. Persons (as defined herein) (including those represented by American Depositary Shares) eligible to be tendered in the U.S. Cash Tender Offer (as defined herein) (as of May 27, 2016).

(2)     The amount of the filing fee, calculated in accordance with Rule 0-11(d), equals 0.0001007 of the transaction valuation.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S.$14,554.08	Filing Party: Pampa Energía S.A.
Form or Registration No.: Form F-4	Date Filed: August 10, 2016

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to 13e-4.

☒   going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION. THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL CLASS B SHARES, PAR VALUE PS.1.00 PER SHARE (“PESA SHARES”) (INCLUDING PESA SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (“PESA ADSs” AND, TOGETHER WITH THE PESA SHARES, THE “PESA SECURITIES”), OF PETROBRAS ARGENTINA S.A. (“PETROBRAS ARGENTINA”), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. AT THE TIME THE OFFER IS COMMENCED, PAMPA ENERGÍA S.A. (“PAMPA”), EMES ENERGÍA ARGENTINA LLC, GRUPO MTRES S.A., Marcelo Mindlin, DamiÁn Mindlin, Gustavo Mariani and Ricardo Torres (THE “CO‑FILERS”) WILL FILE AN AMENDED TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”).  PETROBRAS ARGENTINA’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE AMENDED SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION THAT PETROBRAS ARGENTINA’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR PESA SHARES (INCLUDING PESA SHARES REPRESENTED BY PESA ADSs).

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Schedule TO”) amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E‑3 under cover of Schedule TO filed with the SEC by Pampa on September 21, 2016.  The Schedule TO relates to the offer by Pampa and the Co-Filers to purchase any and all outstanding PESA Shares held by U.S. Persons (as defined herein) (the “U.S. Cash Tender Offer”).

The U.S. Cash Tender Offer is being made on the terms and conditions set forth in the prospectus dated August 10, 2016 (as amended on October 3, 2016, the “Prospectus”) attached hereto as Exhibit (a)(4)(i) and incorporated herein by reference, and in the related documents. The Prospectus is also being filed by Pampa in connection with an offer to exchange outstanding PESA Shares held by U.S. Persons and outstanding PESA ADSs for Pampa Common Shares, par value Ps.1.00 per share, and American Depositary Shares, each representing 25 Pampa Shares, under the terms and conditions set forth therein (the “U.S. Exchange Offer” and, together with the U.S. Cash Tender Offer, the “U.S. Offers”). The U.S. Offers are being made in conjunction with an offer by Pampa in Argentina for all outstanding PESA Shares (but not PESA ADSs, unless holders of PESA ADSs first convert their PESA ADSs into PESA Shares, which requires holders to surrender their PESA ADSs to JPMorgan Chase Bank N.A., as depositary for the PESA ADSs) (the “Argentine Offer,” and together with the U.S. Offers, the “Offers”). The Offer Cash Consideration (as defined in the Prospectus) offered in the Argentine Offer is the same as the Offer Cash Consideration offered in the U.S. Cash Tender Offer, payable in each case in Argentine pesos in Argentina. Pampa and the Co‑Filers do not intend to change the Offer Cash Consideration and, while the Offers are open, will not purchase or make any arrangements to purchase PESA Securities, other than pursuant to the Offers. This Schedule TO is intended solely for holders of PESA Shares that are U.S. Persons. The information set forth in the Prospectus is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO. This Schedule TO is being filed on behalf of Pampa and the Co‑Filers.

As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless it is organized or incorporated, and owned by accredited investors (as defined in

Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act.

Item 12.	Exhibits.
(a)(1)(i)*	Form of PESA Share Form of Acceptance.
(a)(1)(ii)*	Form of Withdrawal for PESA Shares.
(a)(1)(iii)*	Form of PESA ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Letter to Broker for PESA ADSs.
(a)(1)(v)*	Form of Letter to Clients for use by Broker for PESA ADSs.
(a)(1)(vi)*	Form of Letter to Broker for PESA Shares.
(a)(1)(vii)*	Form of Letter to Clients for use by Broker for PESA Shares.
(a)(1)(viii)

Notice of Offers for PESA Shares Issued by Pampa, as made public on May 20, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Pampa to the SEC on May 23, 2016).

(a)(4)(i)	Prospectus dated October 3, 2016 (incorporated herein by reference to the Registration Statement on Form F-4/A filed by Pampa on October 3, 2016).
(c)(i)

Valuation Report issued by Finanzas & Gestión S.A., an independent firm, dated May 23, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Pampa to the SEC on May 24, 2016).

(c)(ii)

Valuation Report issued by Puente Hnos S.A., an independent firm, dated May 18, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Pampa to the SEC on May 24, 2016).

(c)(iii)

Valuation Report issued by Deloitte SC, an independent firm, dated June 2, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Petrobras Argentina to the SEC on June 13, 2016).

(c)(iv)

Valuation Report issued by Pistrelli, Henry Martin Asesores S.R.L., member firm of Ernst & Young, an independent firm, dated June 10, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Petrobras Argentina to the SEC on June 13, 2016).

(f)	Not Applicable.
(g)	None.

* To be filed by amendment.

Item 13.  Information Required by Schedule 13E-3.

The information set forth in the Prospectus is incorporated by reference herein in answer to Items 1 through 16 of Schedule 13E-3.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2016

PAMPA ENERGÍA S.A.
By:	/s/ Gustavo Mariani
Name:	Gustavo Mariani
Title:	Authorized Signatory

By:	/s/ Marcos Marcelo Mindlin
Name:	Marcos Marcelo Mindlin
Title:	Authorized Signatory

EMES ENERGÍA ARGENTINA LLC
By:	/s/ Damián Miguel Mindlin
Name:	Damián Miguel Mindlin
Title:	Authorized Signatory

GRUPO MTRES S.A.
By:	/s/ Damián Miguel Mindlin
Name:	Damián Miguel Mindlin
Title:	Authorized Signatory

MARCOS MARCELO MINDLIN
/s/ Marcos Marcelo Mindlin

DAMIÁN MIGUEL MINDLIN
/s/ Damián Miguel Mindlin

GUSTAVO MARIANI
/s/ Gustavo Mariani

RICARDO ALEJANDRO TORRES
/s/ Ricardo Alejandro Torres

EXHIBIT INDEX

(a)(1)(i)*	Form of PESA Share Form of Acceptance.
(a)(1)(ii)*	Form of Withdrawal for PESA Shares.
(a)(1)(iii)*	Form of PESA ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Letter to Broker for PESA ADSs.
(a)(1)(v)*	Form of Letter to Clients for use by Broker for PESA ADSs.
(a)(1)(vi)*	Form of Letter to Broker for PESA Shares.
(a)(1)(vii)*	Form of Letter to Clients for use by Broker for PESA Shares.
(a)(1)(viii)

Notice of Offers for PESA Shares Issued by Pampa, as made public on May 20, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Pampa to the SEC on May 23, 2016).

(a)(4)(i)	Prospectus dated October 3, 2016 (incorporated herein by reference to the Registration Statement on Form F-4/A filed by Pampa on October 3, 2016).
(c)(i)

Valuation Report issued by Finanzas & Gestión S.A., an independent firm, dated May 23, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Pampa to the SEC on May 24, 2016).

(c)(ii)

Valuation Report issued by Puente Hnos S.A., an independent firm, dated May 18, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Pampa to the SEC on May 24, 2016).

(c)(iii)

Valuation Report issued by Deloitte SC, an independent firm, dated June 2, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Petrobras Argentina to the SEC on June 13, 2016).

(c)(iv)

Valuation Report issued by Pistrelli, Henry Martin Asesores S.R.L., member firm of Ernst & Young, an independent firm, dated June 10, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Petrobras Argentina to the SEC on June 13, 2016).

(f)	Not Applicable.
(g)	None.

* To be filed by amendment.